Prospectus Supplement No. 6	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated October 6, 2021	Registration No. 333-259895

Li-Cycle Holdings Corp.

Primary Offering of

23,000,000 Common Shares

Secondary Offering of

116,046,198 Common Shares

8,000,000 Warrants to Purchase Common Shares and

8,000,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 6 supplements the Prospectus dated October 6, 2021 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-259895). This Prospectus Supplement No. 6 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 26, 2022. This Prospectus Supplement No. 6 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 26, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Announcement Regarding Building of New Lithium-ion Battery Recycling Facility in Norway with Strategic Partners

On January 26, 2022, Li-Cycle Holdings Corp. (the “Company”) issued a press release to announce that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway (the “Norwegian Spoke”). Li-Cycle will be the majority owner of the joint venture, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norwegian Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have a recycling capacity of 10,000 tonnes of lithium-ion batteries per year, including but not limited to battery manufacturing scrap, full EV packs, and energy storage systems. The facility is expected to be operational in early 2023.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated January 26, 2022.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 26, 2022

Exhibit 99.1

Li-Cycle & Strategic Partners to Build New Lithium-ion Battery Recycling Facility in Norway

Li-Cycle Announces First European Spoke, with Capacity to Process up to 10,000 tonnes of Manufacturing Scrap and End-of-life Batteries per year

Norwegian Morrow Batteries and ECO STOR to Partner with Li-Cycle to Deliver Integrated Closed Loop Battery Production, Re-use and Recycling Solution to the Nordic Market

Koch Engineered Solutions (KES) to provide Spoke fabrication, Extending their Strategic Relationship with Li-Cycle

TORONTO, Ontario (January 26, 2022) – Li-Cycle Holdings Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, announced today that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”). Li-Cycle will be the majority owner of the joint venture, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Through this vehicle, Li-Cycle will construct a new commercial lithium-ion battery recycling facility in southern Norway.

Norway has long been a leader in electric vehicle (EV) adoption and, according to the Norwegian Automobile Federation, is on the path of phasing out sales of new internal combustion engine vehicles by April 2022. This would be three years ahead of the 2025 target proposed by the Norwegian government and could result in a significant, long-term supply of end-of-life batteries. Li-Cycle expects it will be well-positioned to ultimately recycle and bring these end-of-life batteries back into the lithium-ion battery supply chain. Importantly, this is in addition to the sustainable domestic supply of manufacturing scrap expected to be generated in Norway as battery manufacturing capacity is increased by companies such as Morrow.

Once constructed, the Norwegian Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have the capacity to process up to 10,000 tonnes of lithium-ion batteries per year, including but not limited to battery manufacturing scrap, full EV packs, and energy storage systems. The facility is expected to be operational in early 2023. The initiative brings together complementary parts of a circular and sustainable value chain to the European market and brings Li-Cycle’s total expected global recycling capacity (existing and under development) to 40,000 tonnes of lithium-ion battery input per year.

“This is a significant step for Li-Cycle, as we deploy our proven lithium-ion battery resource recovery solution to the European market and execute on our global growth strategy with key industry partners,” said Ajay Kochhar, President, CEO and co-founder of Li-Cycle. “Norway’s early leadership in EV adoption and ecosystem is a beacon for electrification globally, creating a robust market for both battery manufacturing scrap and end-of-life batteries domestically. Together with our new partners, we believe we are well positioned to capitalize on this meaningful opportunity.”

Subject to the parties entering into mutually acceptable definitive services, off-take and related agreements, ECO STOR will provide the joint venture with end-of-life lithium-ion batteries, along with Morrow providing lithium-ion battery manufacturing scrap from its planned battery manufacturing facilities in Norway. Li-Cycle will provide equipment, technology, technical services, and operational management for the Spoke facility, while having the right to acquire 100% of the facility’s production of black mass. The parties are currently finalizing the site for the Spoke and construction and commissioning of the Spoke remains subject to receipt of all necessary Norwegian regulatory approvals.

Headquartered in Oslo, Norway, ECO STOR, a portfolio company of Norwegian utility company Agder Energi, is a leading second-life energy storage development business focused on converting used lithium-ion batteries into energy storage systems. ECO STOR’s proprietary methodology introduces a complete solution for developers, builders, and homeowners looking for low-cost and energy-efficient storage.

“As a leading supplier of energy storage solutions in Norway, ECO STOR has pioneered the development of technologies that enable widespread deployment of second life EV batteries,” commented Trygve Burchardt, CEO of ECO STOR. “Providing batteries with a second life is a significant step on the path to delivering stable, clean, renewable energy and we are pleased to provide a complete recycling solution through our new partnership.”

Headquartered in Arendal, Norway, Morrow Batteries is building up world-class battery cell manufacturing with an annual capacity of 43 GWh, utilizing 100% renewable hydroelectric power to ensure the lowest possible CO2 footprint.

“Localizing the full battery supply chain to Norway’s ‘battery coast’ and South Norway is key to driving down our cell production cost, while simultaneously delivering the world’s most sustainable batteries,” said Terje Andersen, CEO of Morrow Batteries. “This partnership will develop a closed material loop ecosystem supporting European customers and will ensure we continue to deliver value from battery materials through re-use and recycling over the long term.”

In support of executing the Norway Spoke, Koch Engineered Solutions (KES) has been engaged to construct, test, and ship the modular Spoke facility. This is an outcome of Koch and Li-Cycle exploring collaboration on key strategic capabilities across the Koch ecosystem, following the previously announced investment in Li-Cycle by Koch Strategic Platforms.

“We’re excited to collaborate with Li-Cycle to advance this exciting project in the circular economy value chain.” said Brian Boster, President of Optimized Process Designs (OPD), an engineering, procurement and construction (EPC) capability in KES. “Advancing innovation in the battery recycling/recovery space adds direct long-term value to our partners and helps ensure a future sustainable battery ecosystem.”

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Morrow Batteries AS.

Morrow’s ambition is to develop and manufacture the world’s most cost-effective and most sustainable battery cells. The company’s vision is to enable and accelerate the green energy transition through smart cell chemistries, and energy saving cell production processes. Morrow’s vision is to create sustainable batteries based on renewable hydroelectric power, local sourcing and closed loop recycling. Morrow Batteries was founded in 2020 by strong, committed owners and the company’s Management. Leading investors are Agder Energi Venture, a wholly owned subsidiary of Agder Energi, NOAH, a wholly owned subsidiary of Gjelsten Holding, and the Danish pension fund PKA.

About ECO STOR AS.

Eco Stor AS manufactures high-performance, low-cost Energy Storage systems for residential, industrial and grid connected applications. Based in Oslo, the business uses complete, second-life electric vehicle batteries to create energy storage systems that minimize environmental impact while offering industry-leading safety, performance and reliability. The company was established in 2018 to commercialize its management team’s 50+ years of experience, intellectual property and knowledge in energy storage system development. In 2019, Agder Energi Ventures invested in the company and have subsequently become the majority shareholder.

CONTACTS

Li-Cycle:

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Morrow:

Terje Andersen, CEO, Morrow Batteries

Tel: +47 979 50 707

Email: terje.andersen@morrowbatteries.com

ECO STOR:

Trygve Burchardt, CEO, ECO STOR

tb@eco-stor.com

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “expect”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the development and operation of the Norwegian Spoke, including the anticipated timing for construction and commissioning of the Spoke and the ability of the joint venture partners to reach agreement on the terms of definitive services, offtake and related agreements, and the future financial performance of Li-Cycle and performance vis-à-vis its competitors. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: the Norwegian Spoke, Li-Cycle’s Arizona and Alabama Spokes, its Rochester Hub and other future projects are subject to development risks, including with respect to engineering, permitting, procurement, construction, materials and labor costs, commissioning and ramp-up; the Norwegian joint venture’s inability to develop its Spoke in a timely manner or on budget and to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap from its partners and other sources; the Norwegian Spoke not meeting expectations with respect to its productivity; market developments (such as increasing EV battery manufacturing volumes in the jurisdiction in which Li-Cycle and its affiliates operate, including North America and Norway, and trends around battery chemistries in EV applications); Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s insurance may not cover all liabilities and damages it incurs in the operation of its business; Li-Cycle’s, and its Norwegian joint venture’s, heavy reliance on the experience and expertise of Li-Cycle’s management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling and recovery processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavorable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; and Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission, and in other filings made by Li-Cycle with securities regulatory authorities.. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

###